UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-5517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Scientific-Atlanta Inc. Voluntary Employee Retirement and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Scientific-Atlanta, Inc.

5030 Sugarloaf Parkway

Lawrenceville, Georgia 30044

REQUIRED INFORMATION

Audited Financial Statements and Supplemental Schedule

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Plan Administrator

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 28, 2004

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$256,980,694	$183,503,397
Cash	1,004,368	475,080
Employer contributions receivable	2,133,557	2,089,020
Due from brokers for sale of securities	4,177	25,860

Total assets	260,122,796	186,093,357

Liabilities
Due to brokers for purchases of securities	(38,712)	(102,079)

Net assets available for benefits	$260,084,084	$185,991,278

See accompanying notes.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2003

Additions:
Dividends and interest	$3,397,940
Contributions:
Participant deferrals	12,319,038
Employer	6,907,527
Participant rollovers	495,238
Net appreciation in fair value of investments	74,185,511

Total additions	97,305,254

Deductions:
Benefits paid to participants or beneficiaries	(23,126,035)
Administrative expenses	(86,413)

Total deductions	(23,212,448)

Net increase	74,092,806

Net assets available for benefits:
Beginning of the year	185,991,278

End of the year	$260,084,084

See accompanying notes.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information.

General

The Plan is a defined contribution plan established by Scientific-Atlanta, Inc. (the “Company”). The Plan’s assets are held and maintained by Fidelity Management Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

All employees of the Company are eligible to participate in the Plan if they are at least 18 years of age, except that the following individuals shall not be eligible to participate: (i) persons, including employees, whom the Company classifies as contingent, temporary, or co-op workers because the Company employs them through a third-party company; (ii) any person rendering services to the Company purportedly as (1) an independent contractor or (2) an employee of a company providing services to the Company (even if the individual is determined to be a common-law employee of the Company entitled to credit for vesting or any other purposes under this Plan) before the date the Company actually begins to withhold federal income taxes from his/her pay, (iii) persons to whom the Company did not extend the opportunity of participating in this Plan and who agreed orally or in writing to such nonparticipant status; (iv) employees whose terms and conditions of employment are governed by a collective bargaining agreement which does not provide for their participation in the Plan and with respect to whom retirement benefits were the subject of good faith bargaining; (v) persons deemed to be employees under Internal Revenue Code (“IRC”) Section 4.14(o); (vi) persons classified as leased employees; (vii) employees of Scientific-Atlanta Canada, Inc. who perform substantially all of their services for the Company outside the United States; and (viii) nonresident

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Eligibility (continued)

aliens within the meaning of IRC Section 7701(b)(1)(B), unless the Company, in its discretion, includes such non-resident aliens on its United States employee payroll. Eligibility for participation begins immediately upon employment, provided the individual meets the age requirement set forth above and does not fall into any of the categories of persons who are excluded from eligibility to participate by the terms of the Plan.

Contributions and Vesting

Participants may elect to contribute up to 99% of their eligible compensation, as defined by the Plan, subject to limitations imposed by the IRC.

The Company matches 100% of the participant’s contribution up to 3% of his/her annual compensation plus 50% of the participant’s contribution between 3% and 6% of the participant’s annual compensation. The Company’s matching contributions are in the form of Company common stock and are made at the end of each quarter. Participants may redirect such Company contributions to any investment option offered by the Plan as soon as the contribution is credited to their accounts. The Company also makes an additional matching contribution after the end of each Plan year for the amount of quarterly matching contributions that would have been made to the Plan if the participant’s contributions had not ceased due to the imposed IRC limits. The total Company matching contributions for a participant will not be greater than 4.5% of the IRC limit on annual compensation.

In addition, for each participant who is actively employed by the Company on January 1 of a Plan year and who took at least 80 hours of vacation time in the preceding Plan year, other than participants whose principal place of employment is in California, the Company will make a special profit-sharing contribution. The contribution will be equal to an amount (not less than zero) determined by taking the number of hours of vacation earned by the participant as of December 31 of the preceding Plan year in excess of 160 multiplied by the participant’s hourly rate of pay. The Company contributed $218,024 for the year ended December 31, 2003.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting is immediate for both the participant’s contribution and the Company’s contributions.

The Company may also elect to make discretionary profit-sharing contributions, which shall be determined annually by the Company. A participant is eligible for the discretionary contributions if he/she is an active employee of the Company on the last day of the Plan year and has completed a year of service for such Plan year. A participant’s allocable share of the discretionary contribution is based on the ratio of his/her annual compensation to the annual compensation for all eligible participants for the Plan year. Discretionary profit sharing contributions vest 20% after the completion of three years of service and 20% each year thereafter. The Company did not elect to make a discretionary contribution for the year ended December 31, 2003.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s income (loss), the Company’s contribution, and the participant’s contribution. Allocations of income (loss) are based on participant account balances, as defined by the Plan.

Investment Funds

All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each month.

Distribution of Benefits

Upon discontinuation of service due to termination, death, or disability, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his/her account. The form of payment is a lump-sum cash distribution.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. The loan must be repaid within five years or up to ten years for the purchase of a primary residence.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the Plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as trustee fees, are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. If the Plan is terminated, each participant will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require the Plan’s management to make estimates that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from these estimates.

Valuation of Investments

Investments in mutual funds and the Scientific-Atlanta common stock fund are stated at fair value, based on quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

The following table summarizes the net appreciation from investments as determined by quoted market prices for the year ended December 31, 2003.

Scientific-Atlanta, Inc. common stock fund	$48,963,811
Mutual funds	25,221,700

$74,185,511

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents the fair values of investments that represent 5% or more of the Plan’s total net assets:

	December 31
	2003	2002
Fidelity Retirement Money Market Fund	$—	$40,506,304
Fidelity Managed Income Portfolio II Fund	33,013,271	—
Fidelity Equity Income Fund	24,142,292	18,195,448
Fidelity Spartan U.S. Equity Index Fund	24,223,635	17,243,509
Fidelity Magellan Fund	35,619,087	28,265,284
Scientific-Atlanta, Inc. Common Stock	79,844,092	36,712,535
Fidelity Intermediate Bond Fund	14,726,567	13,587,447
Fidelity Low Priced Stock Fund	22,617,019	12,478,851

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Party-in-Interest Transactions

The Plan held 2,924,692 and 3,095,492 shares of the Company’s common stock on December 31, 2003 and 2002, respectively. The fair value of this stock at December 31, 2003 and 2002 is $79,844,092 and $36,712,535, respectively.

The Plan offers investments in mutual funds of the Trustee, which qualify as party-in-interest transactions.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

6. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397 Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
*	Fidelity Investments	Managed Income Portfolio II Fund, 33,013,270 shares	$33,013,271
		Intermediate Bond Fund, 1,381,479 shares	14,726,567
		Equity Income Fund, 485,272 shares	24,142,292
		Spartan U.S. Equity Index Fund, 614,657 shares	24,223,635
		Magellan Fund, 364,427 shares	35,619,087
		Puritan Fund, 393,610 shares	7,269,985
		Low-Priced Stock Fund, 646,570 shares	22,617,019
*	Scientific-Atlanta, Inc.	Common Stock, 2,924,692 shares	79,844,092

	Founders Management	Blue Chip Fund, 168,300 shares	6,669,736

	Franklin Templeton	Templeton Foreign Fund, 577,154 shares	6,140,915

*	Participant Loans	Interest rates range 5.75% to 9.25%	2,714,095

			$256,980,694

*	Indicates a party-in-interest to the Plan.

Note: Column (d) has not been presented as that information is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust

By: Scientific-Atlanta, Inc.
Employee Benefit Committee

	By:	/s/ Brian C. Koenig
	Name:	Brian C. Koenig
	Title:	Senior Vice President, Human Resources
Date: June 28, 2003

Exhibit Index

23.1	Consent of Ernst & Young LLP